UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

INTERNET ACQUISITION GROUP, INC.

(Name of Issuer)

 Common Stock, par value $0.001 per share

(Title of Class of Securities)

460984107

(CUSIP Number)

Dr. Huakang Zhou

18 Kimberly Ct.
East Hanover, NJ 07936

 [973-462-8777]

 (Name, Address and Telephone Number of Person Authorized

to Receive Notices and Communications)

June 29, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box.  [  ]

CUSIP No.

460984107                         SCHEDULE 13D

1		NAME OF REPORTING PERSON and I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only) Dr. Huakang Zhou
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3		SEC USE ONLY
4		SOURCE OF FUNDS PF
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6		CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 41,270,000
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 41,270,000
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 41,270,000
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES :
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 59%
14		TYPE OF REPORTING PERSON IN

 Item 1.  Security and Issuer.

This Schedule relates to shares of common stock, par value $0.001 per share, of Internet Acquisition Group, Inc. (the “Company”).  The Company’s principal office is located at 302 Creekside Ct. E., Huntertown, Indiana 46748.

Item 2.  Identity and Background.

(a)

This Schedule is filed by Dr. Huakang Zhou (the “Reporting Person”)

(b)

The Reporting Person’s business address is 18 Kimberly Ct., East Hanover, NJ 07936

(c)

The Reporting Person is chairman of the board of Warner Technology and Investment Corp. ("Warner") a company which provides international consulting services. The address of Warner is 18 Kimberly Ct., East Hanover, NJ 07936.  The Reporting Person is also the President and a significant beneficial shareholder of China Renyuan International, Inc. (“China Renyuan”).

(d)

During the past five years the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar proceedings).

(e)

During the last five years the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)

The Reporting Person is a U.S. citizen.

Item 3.  Source and Amount of Funds or Other Consideration

On June 29 2007 and pursuant to a Stock Purchase Agreement of even date, as restated on July 27, 2007, the Reporting Person purchased 41,270,000 shares of common stock of Internet Acquisition Group, Inc. (the “Control Block”) for $450,000 in cash, which the Reporting Person paid using his own personal funds.

Item 4.  Purpose of the Transaction.

    The Reporting Person’s purpose in acquiring the Control Block was to acquire control of the Company with the intention of having the Company discontinue its current business of providing professional purchasing management services and instead having the Company effect reverse acquisition of China Renyuan or another private company.

The Reporting Person is the President and a significant beneficial shareholder of China Renyuan. China Renyuan is a holding company whose primary asset is its wholly-owned subsidiary, Renyuan Bio-Chemicy Co. (“Renyuan Bio-Chemicy”), a private Chinese company located in Jizhou City High & New Tech Industrial Park, in China’s Hebei Province.  China Renyuan produces materials used in the manufacture of batteries and is engaged in biochemical research.  The purpose of this proposed transaction is to provide China Renyuan and its operating subsidiary with access to the U.S. capital markets provided by the Company’s quotation on the OTC Bulletin Board and the Company’s status as a reporting company under the Securities Exchange Act of 1934, as amended.

The structure of the proposed reverse acquisition by the Company of China Renyuan has not been determined and the Company does not have any definitive agreement to proceed with any such transaction.  Dr Zhou can provide no assurance as to what the terms of any such definitive agreement may be or that any such agreement will be entered into.  The reverse acquisition may be structured as a triangular merger, an asset purchase, or a share for share exchange. It is expected that the proposed transaction would result in the issuance of Company shares to the shareholders of China Renyuan and its affiliates and cause substantial dilution to the Company’s existing shareholders.  It is estimated that the proposed transaction would result in the China Renyuan shareholders holding 99% or more of the Company’s then-outstanding shares, with the all of the shares held by currently existing Company shareholders being reduced to 1% or less of the Company’s then outstanding shares.

In connection with the proposed reverse acquisition of China Renyuan, it is expected that Company’s Articles of Incorporation will be amended to change the Company’s name to China Renyuan International, Inc. and to effect a reverse split of its authorized shares of common stock.

It is understood between the Reporting Person and the Company’s sole officer and director, Matt Lettau, that new directors and officers will be appointed in the future, concurrent with Mr. Lettau resigning from his officer and director positions.  It is anticipated that the new officers and directors will be appointed at the closing of a reverse acquisition with China Renyuan, should such transaction occur. The number of directors of the Company is expected to be increased from one to three or more.

In the event that the Company does not consummate a reverse acquisition of China Renyuan for any reason, the Reporting Person intends for the Company to seek other potential candidates for a reverse acquisition.  Any such reverse acquisition may be structured as a triangular merger, an asset purchase, or a share for share exchange and would likely result in the issuance of new securities to the shareholders of the acquired company, resulting in substantial dilution to the Company’s existing shareholders. Additionally, in connection with such a transaction, it is likely that the Company’s management would change and that the Company’s Articles of Incorporation would be amended to change the Company’s name and to effect a reverse split of its authorized shares of common stock.

Item 5. Interest in Securities of the Issuer.

(a)

The Reporting Person is the record holder of 41,270,000 shares of Company common stock, representing in the aggregate approximately 59% of the issued and outstanding Company common stock.

(b)

The Reporting Person has sole voting and dispositive power of the 41,270,000 shares of Company stock.

(c)

Except as described herein, the Reporting Person has not effected any transaction in Issuer’s Common Stock during the past 60 days.

(d)

No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, any securities beneficially owned by the Reporting Person.

(e)

Not applicable.

Item 6.  Contracts, Arrangements, Undertakings or Relationships With Respect to Securities of the Issuer

Except as described herein, there are no contracts, arrangements, understandings, or relationships (legal or otherwise) between the Reporting Person and any other person with respect to any securities of the Company, including but not limited to transfer or voting of any of the securities, finders’ fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.  Material to be filed as Exhibits

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information contained in this Statement is true, complete and correct.

_August 28, 2007__________________

Date

_/S/ HUAKANG ZHOU__________

Signature

_Dr. Huakang Zhou______________

Name/Title